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                    UNITED STATES                            OMB APPROVAL
                                                      ------------------------
          SECURITIES AND EXCHANGE COMMISSION          OMB Number:    3235-0058
          Washington, D.C. 20549                      Expires:   June 30, 1994
                                                      Estimated average burden
                    FORM 12b-25                       hours per response..2.50
                                                      ------------------------

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             NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
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(Check One:) [X]Form 10-K [ ]Form 20-F [ ] Form 11-K        CUSIP NUMBER
             [ ]Form 10-Q [ ]Form N-SAR                       002448108
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                For Period Ended: 12/31/96
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 11-Q
                [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

         AW Computer Systems, Inc.
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Full Name of Registrant

         N/A
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Former Name If Applicable

         9000A Commerce Parkway
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Address of Principal Executive Office (Street and Number)

         Mount Laurel, NJ  08054
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
    [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (Attach Extra Sheets if Needed)

     The Company has incurred a turnover of accounting personnel which has caused a delay in closing the books and records and necessitated additional time to prepare the required financial statements. The Company has also changed its auditing firm and this has caused delays in completion of the year end audit.

                                                 (Attach Extra Sheets if Needed)

                                                                SEC 1344 (11-91)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Charles F. Trapp                 (609)               234-3939
     -------------------              -----               --------
          (Name)                   (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                       [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                      [ ]Yes  [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           AW Computer Systems, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      March 27, 1997                By:       /s/Charles Welch
                                                   Charles Welch
                                                   President/CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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